FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 24, 2008

Minco Silver Corporation is pleased to announce that it has received a Corporate Award for Project Development at the annual Cambridge House Awards Dinner held at the Vancouver Convention and Exhibition Centre on the evening of Saturday, January 19, 2008.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated January 24, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  January 24, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	January 24, 2008

NEWS RELEASE

MINCO SILVER WINS PROJECT DEVELOPMENT AWARD

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce that it has received a Corporate Award for Project Development at the annual Cambridge House Awards Dinner held at the Vancouver Convention and Exhibition Centre on the evening of Saturday, January 19, 2008.

Joe Martin, Chairman of Cambridge House International Inc., said:  “As the category suggests, this Award recognizes a resource company’s meaningful progress during the past calendar year. Our Awards Committee, comprised of 24 resource industry professionals, was impressed by Minco Silver’s ongoing development of its Fuwan silver property in its bid to become China’s leading silver producer.”  Mr. Martin commented further: “The fact that a recent consultants’ report stated that underground mining of the Fuwan Project is technically and economically viable is significant, and we congratulate Dr. Ken Cai, Minco’s Chairman and CEO, and his team for their professional accomplishments, and also as recipients of one of two Cambridge House Corporate Awards for 2008.”

Dr. Ken Cai, Chairman and CEO commented:  “We are honored to receive this award. In the last two years, the Minco team, in Canada and China, has made tremendous progress in advancing Fuwan from an early stage exploration project to a world-class development stage project. This award belongs to everyone on the Minco Team, our directors, employees, consultants, and our shareholders and partner. We plan to accelerate activity in 2008 as we enter the permitting process, initiate a full International Feasibility Study, and start mine construction on the Fuwan project.”

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.